Item 24. (b). Exhibit 4. ix.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

UNISEX RIDER

This rider modifies the Contract to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code, or where required by state law. In the case of a conflict with any provision in the Contract, the provisions of this rider will control. The Company may further amend the Contract from time to time to meet any requirements applicable to such plans or laws. The effective date of this rider is the Issue Date shown on the Contract Schedule.

The provisions of the Contract are modified by deleting any reference to sex where such term appears in the Contract.

Signed for Massachusetts Mutual Life Insurance Company by:

[/s/ Christine C. Peaslee]	[/s/ Roger W. Crandall]

[SECRETARY]	[PRESIDENT]

ICC12-MUFA10-UR.1	1	[06-13]
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